Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004
Tel: 202.739.3000
Fax: 202.739.3001
www.morganlewis.com

LAURA E. FLORES
202.739.5684
lflores@morganlewis.com

July 1, 2010

VIA EDGAR CORRESPONDENCE

Ms. Kimberly Browning
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: RYDEX SERIES FUNDS (THE "TRUST") - POST EFFECTIVE AMENDMENT NO. 97 (FILE NOS. 033-59692 AND 811-07584)

Dear Ms. Browning:

This letter responds to your comments conveyed to us during telephone conferences on June 1, 2010 and June 23, 2010 relating to the Trust's Post-Effective Amendment No. 97 ("PEA No. 97"), filed on March 24, 2010 for the purpose of registering the following four new funds: Event Driven and Distressed Strategies Fund, Alternative Strategies Fund, Long Short Equity Strategy Fund, and Long Short Interest Rate Strategy Fund. The following summarizes your comments, and our responses to those comments. Unless otherwise noted, capitalized terms have the same meaning as contained in the Fund's Prospectus and/or Statement of Additional Information ("SAI").

PROSPECTUS COMMENTS:

     1. COMMENT. Confirm for each Fund, as applicable, that the costs of selling short, if material, will be reflected in the fee table as a separate line item. If such costs are immaterial for the Long Short Equity Fund and Long Short Treasury Fund, in particular, please explain how such a result is consistent with the Funds' principal investment strategies. Please include completed fee and expense information for each Fund in the response letter.

          RESPONSE. We have confirmed with our client that the Alternative Strategies Fund and Long Short Equity Fund are expected to incur short dividend expense and, therefore, have included a separate line item in the fee table for each Fund. For the Long Short Treasury Fund, the Fund achieves its short exposure primarily through the use of derivatives rather than short sales of securities. Thus, the fact that the Fund does not expect to incur material costs associated with short sales is not inconsistent with the Fund's principal investment strategies. We have included completed fee and expense tables for each Fund in APPENDIX A attached hereto.

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Ms. Kimberly Browning
July 1, 2010
Page 2


     2. COMMENT. Confirm that any interest expense will be included in the net operating expense total as the expense is not included in the expense cap. Please add language in a footnote to the fee table to disclose that the Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement amount will exceed the expense cap to the extent it includes interest, taxes, brokerage commissions, etc.

          RESPONSE. We have confirmed that any interest expense is included in the net operating expense total, and have revised the footnote that describes the contractual fee waiver accordingly.

     3. COMMENT. Consider describing the Funds as index funds in each Fund's investment objective or principal investment strategy. Consider adding disclosure in the prospectus describing what type(s) of investors would be appropriate for each Fund.

          RESPONSE. We have made the requested changes and revised the prospectus accordingly.

     4. COMMENT. Add risk disclosure on the cover page of the prospectus explaining that the funds are subject to risks that are similar to those of hedge funds. The disclosure should resemble disclosure required of closed-end funds of hedge funds.

          RESPONSE. We respectfully decline to include the additional requested disclosure because we believe that such disclosure is neither required (or permitted) by Form N-1A nor warranted by the Funds' investments. While the Funds do seek to generate investment performance that is similar to certain common hedge fund investment strategies, the Funds are structured as open-end management companies and will seek to achieve their respective investment objectives using only investments and investment techniques that are suitable for an open-end management company and its rigorous liquidity requirements. Therefore, we do not believe that the Funds present the same risks as either hedge funds or closed-end funds of hedge funds, both of which have greater flexibility to use investment techniques and invest in instruments that may generate greater leverage and/or illiquidity than a fund structured as an open-end management company.

     5. COMMENT. For the Event Driven and Distressed Strategies Fund, Alternative Strategies Fund, and Long Short Equity Fund, please include disclosure in the prospectus regarding the amount of notice the Advisor would provide shareholders in the event of a change in a Fund's Underlying Index, E.G., 60 days notice.

          RESPONSE. We have included disclosure stating that the Advisor will attempt to provide shareholders with 30 days' prior notice of any change in a Fund's Underlying Index.

     6. COMMENT. For the Event Driven and Distressed Strategies Fund, Alternative Strategies Fund, and Long Short Equity Fund, please explain why there are two indices (I.E., the Underlying Index and the Target Index). In addition, please disclose in each Fund's principal investment strategy what "non-investable" means with respect to each Fund's Target Index or equivalent thereof.

          RESPONSE. The references to the Target Indices were included in the prospectus to help explain the intended exposure of each Fund's Underlying Index, each of which was created to provide an investable version of its corresponding Target Index. After consulting with our client, we have elected to remove the disclosure concerning the Target Indices as our client does not believe the information is important to the Funds' principal investment strategies and may lead to investor

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Ms. Kimberly Browning
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Page 3


          confusion. We believe this change obviates the need to explain what "non-investable" means in each Fund's principal investment strategy.

     7. COMMENT. For the Event Driven and Distressed Strategies Fund, Alternative Strategies Fund, and Long Short Equity Fund, please explain to the staff to what extent each Fund's Underlying Index is compiled based on a mechanical methodology versus active management. In addition, please explain to the staff: (i) whether any of the Underlying Indices were created or highly customized specifically for the Advisor; (ii) whether the Advisor pays any fees to the Underlying Index Providers and the nature of those fees; (iii) the age of each Underlying Index; (iv) whether the performance histories and methodologies are publicly available; and (v) whether the Funds' use of the Underlying Indices raises any conflicts of interest.

          RESPONSE. Each of the Event Driven and Distressed Strategies Fund's, Alternative Strategies Fund's, and Long Short Equity Fund's Underlying Indices are compiled based on a mechanical methodology, and none of the Underlying Indices were either created or customized for the Advisor. The Advisor will pay each Underlying Index provider a customary licensing fee in exchange for the use of the Underlying Index, including its name and intellectual property marks. The Credit Suisse Event Drive Liquid Index, the Merrill Lynch Factor Model, and the Credit Suisse Long/Short Equity Liquid Index were initially published in December 2009, June 2006, and March 2008, respectively. Information about the historical performance and construction of the Credit Suisse Event Driven Liquid Index and Credit Suisse Long/Short Equity Liquid Index is available to the public on Credit Suisse's website. Similarly, information about the historical performance and construction of the Merrill Lynch Factor Model is available to the public on Merrill Lynch's website. In addition, historical pricing data for each Underlying Index is publicly available via Bloomberg or Reuters. None of the Underlying Index providers are affiliated with the Advisor nor do we believe that the Funds' use of the Underlying Indices present any conflicts of interest.

     8. COMMENT. Please explain to the staff whether each of the Event Driven and Distressed Strategies Fund, Alternative Strategies Fund, and Long Short Equity Fund seeks and expects to achieve a correlation to its Underlying Index of 0.95 or less.

          RESPONSE. We have confirmed with our client that each of the Event Driven and Distressed Strategies Fund, Alternative Strategies Fund, and Long Short Equity Fund seeks and expects to achieve a correlation, before fees and expenses, to its respective Underlying Index of 0.95 or less.

     9. COMMENT. For the Event Driven and Distressed Strategies Fund and Alternative Strategies Fund, please explain to the staff whether each Fund's name is subject to Rule 35d-1 under the Investment Company Act of 1940, and if so, how each Fund satisfies the 80% investment requirement set forth in Rule 35d-1.

          RESPONSE. The names of the Event Driven and Distressed Strategies Fund and Alternative Strategies Fund are derived from the names of common categories of hedge fund strategies and, thus, suggest types of investment strategies rather than types of investments.(1) For example, event

----------
(1) "[T]he rule does not apply to fund names that incorporate terms such as "growth" and "value" that connote types of investment strategies as opposed to types of investments." "Final Rule: Investment Company Names," Investment Company Act Release No. 24828 (Jan. 17, 2001).

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Ms. Kimberly Browning
July 1, 2010
Page 4

          driven hedge fund strategies include merger (risk) arbitrage strategies, credit structure arbitrage strategies and various other credit and distressed issuer-focused strategies. Therefore, we do not believe that either Fund is subject to Rule 35d-1 or the 80% investment requirement set forth in Rule 35d-1. Moreover, we do not believe that the Funds' names "would lead a reasonable investor to conclude that the [Funds] invest[] in a manner that is inconsistent with the [Funds'] intended investments or the risks of those investments."(2)

     10. COMMENT. Please conform the Redemption Fee line item description to match previous Rydex Fund filings.

          RESPONSE. We have revised each Fund's fees and expenses table accordingly.

     11. COMMENT. In the Fees and Expenses table for each Fund, please delete the reference to "waiver" in the "Fee Wavier and/or Expense Reimbursement" line item if the Advisor can recoup any fee reductions or expense reimbursements.

          RESPONSE. We have confirmed with our client that the Rydex Series Funds Board of Trustees and the Advisor have never exercised the recoupment provision for any of the Rydex Funds that have been or are currently subject to a contractual fee waiver. As a result, our client has agreed to eliminate the recoupment option in connection with the contractual expense limitation arrangements for each of the Funds. Therefore, we believe the need to revise the line item as requested is obviated.

     12. COMMENT. Under the heading "Acquired Fund Fees and Expenses," please add a footnote explaining the fees and expenses consistent with Form N-1A.

          RESPONSE. We have revised the Funds' Fees and Expenses tables accordingly.

     13. COMMENT. Under the heading "Portfolio Turnover," please delete the last sentence as the language is not required by Form N-1A.

          RESPONSE. We have revised the disclosure accordingly.

     14. COMMENT. Please confirm that the disclosure in the SAI and prospectus concerning the Funds' ability and intent to borrow is consistent with each other. The SAI indicates that the Funds will borrow for investment purposes, but the prospectus does not include comparable disclosure.

          RESPONSE. We believe that the disclosure in the SAI and prospectus concerning the Funds' ability and intent to borrow is consistent with each other. The prospectus discloses that each of the Event Driven and Distressed Strategies Fund, Alternative Strategies Fund, and Long Short Equity Fund achieve leveraged exposure primarily through the use of derivatives, while the SAI discloses that each Fund may borrow money for investment purposes. The disclosure regarding the Funds' ability to borrow for investment purposes included in the SAI is permissive and not intended to represent a principal investment strategy of the Funds. Therefore, we have not included similar borrowing disclosure in the Funds' prospectus. At the staff's request, however,

----------
(2)  ID.

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Ms. Kimberly Browning
July 1, 2010
Page 5


          we have added disclosure in the SAI that is intended to clarify that the Funds' do not intend to borrow money for investment purposes as part of their respective principal investment strategies.

     15. COMMENT. Please confirm to the staff the number of expected counterparties for the Funds' investments in swap contracts. In addition, please confirm whether 25% or more of a Fund's net assets will be exposed to any single counterparty.

          RESPONSE. We have confirmed with our client, that the Advisor anticipates that the Event Driven and Distressed Strategies Fund initially will enter into up to eight swap contracts with two separate counterparties. The Long Short Equity Fund initially also will enter into up to four swap contracts with two separate counterparties. The number of swap contract counterparties for each Fund may vary over the life of the Funds. We also have confirmed with our client that it is the Advisor's practice to maintain each Fund's exposure to any single counterparty at or below 10% of the Fund's net assets. In addition, the Advisor has confirmed that there are multiple potential counterparties available to provide the exposure necessary to help achieve each Fund's investment objective. Also, as the staff may know, Rydex has implemented a number of safeguards to help mitigate the risks associated with investing in swap contracts, including negotiating monthly and intra-month swap rate resets to prevent excessively large spreads and monitoring counterparty risk on a daily basis.

     16. COMMENT. Please disclose whether over-the-counter (OTC) trading risk is a principal risk of the Funds. If it is, please include corresponding disclosure in each Fund's "Principal Investment Strategies" section.

          RESPONSE. We have confirmed with our client that OTC risk is a principal risk of the Event Driven and Distressed Strategies Fund, Alternative Strategies Fund, and Long Short Equity Fund, and have included OTC principal risk disclosure in each Fund's "Principal Risks" section in the prospectus. We also have incorporated OTC disclosure in each Fund's "Principal Investment Strategies" section.

     17. COMMENT. In each Fund's "Principal Investment Strategy" section, please refrain from using equivocal terms in the descriptions of the types of financial instruments and securities each Fund may invest in as part of its principal investment strategy.

          RESPONSE. Where appropriate we have revised the disclosure accordingly. However, with respect to the types of derivatives each Fund may invest in, we have confirmed with our client that the use of "primarily" to describe the types of investments the Fund may invest in is accurate, and respectfully decline to revise the description of the Fund's investments in a manner that might imply that the list of instruments is all-inclusive.

     18. COMMENT. Please explain to the staff how each Fund's investments will produce the investment exposure necessary to meet each Fund's investment objective. For example for the Event Driven and Distressed Strategies Fund, will each individual investment include all of the risk and return characteristics of a hedge fund that pursues an event driven and distressed investment strategy or must the Fund's investments be aggregated in order to replicate the risk and return characteristics of an event driven distressed strategies hedge fund?

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Ms. Kimberly Browning
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          In addition, for the Event Driven and Distressed Strategies Fund,
          please explain why the returns of the iBoxx $ Liquid High Yield Index, CDX North American High Yield Index, the Russell 2000(R) Index, Credit Suisse Merger Arbitrage Liquid Index, a basket of equity securities of the component corporations in the Credit Suisse High Yield Equities Index, a straddle option (the purchase (or sale) of a put option and call option with the same strike prices and expiration dates) constructed using S&P 500 put and call options, and two-year U.S. Treasury bonds generate risk and return characteristics that are similar to a hedge fund that pursues an event driven and distressed issuer investment strategy.

          RESPONSE. We have confirmed with our client that with the exception of certain of the Fund's swap contracts, which may individually replicate the risk and return characteristics of a Fund's benchmark, the Funds' investments are designed to produce risk and return characteristics similar to their respective benchmarks in the aggregate and not individually.

          The Event Driven and Distressed Strategies Fund is designed to generate investment performance similar to two hedge fund strategy categories - merger (risk) arbitrage strategies and distressed issuer-related strategies. The Fund seeks to obtain investment exposure similar to merger (risk) arbitrage strategies directly through a swap contract on the Credit Suisse Merger Arbitrage Liquid Index, which, in turn, represents exposure to North American and European merger and acquisition transactions. The remainder of the Fund's investments are intended, in the aggregate, to produce exposure similar to that generated by distressed issuer-related strategies, and may include high yield (or junk) bonds represented in the iBoxx $ Liquid High Yield Index or CDX North American High Yield Index, a credit default swap, small cap equities and non-investment grade equities represented in the Credit Suisse High Yield Equities Index, and illiquidity factor that serves as a proxy for the illiquidity premium ascribed to the long-term nature of many distressed transactions.

     19. COMMENT. Please explain to the staff why "Foreign Issuer Exposure Risk" is a principal risk of the Funds (except for the Long Short Treasury Fund).

          RESPONSE. With the exception of the Long Short Treasury Fund, each Fund's Underlying Index includes or may include non-U.S. issuers. As a result, it may be necessary for each of the Funds to invest directly or indirectly in the securities of foreign issuers to generate the necessary exposure to assist the Fund in meeting its investment objective. Each Fund's intention to invest in foreign common stock is disclosed in its "Principal Investment Strategies" section. While each Fund's foreign issuer exposure will vary depending on the composition of its Underlying Index, the Advisor anticipates that the Alternative Strategies Fund's and Long Short Equity Fund's average foreign issuer exposure will be approximately 29.9% and 25%, respectively. The Advisor anticipates that the Event Driven and Distressed Strategies Fund's average foreign issuer long and short exposure will be approximately 2.1% and -0.6%, respectively.

     20. COMMENT. Following the Summary sections in the prospectus, please disclose where shareholders may obtain information about each Fund's Underlying Index.

          RESPONSE. We have included the requested disclosure.

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Ms. Kimberly Browning
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Page 7


     21. COMMENT. For each of the Funds, please confirm that all principal risks are disclosed and that each principal risk corresponds to the Fund's principal investment strategies. In addition, please explain to the staff why "Early Closing Risk" is a principal risk of the Funds.

          RESPONSE. We have confirmed with our client that all of the principal risks for each Fund are disclosed and that each principal risk corresponds to the Fund's principal investment strategies. In addition, in an effort to keep the Funds fully invested during the trading day, the Funds' portfolio managers conduct any necessary trading activity at or just prior to the close of trading. Because the Funds' trading activity is limited in this manner, an unanticipated early closing of an exchange could prevent a Fund from achieving its investment objective. Therefore, we consider "Early Closing Risk" to be a principal risk of the Funds.

     22. COMMENT. For each of the Event Driven and Distressed Strategies Fund, Alternative Strategies Fund, and Long Short Equity Fund, please explain to the staff why "Large-Capitalization Securities Risk" is a principal risk of the Fund. In addition, please confirm whether each Fund's exposure to its Underlying Index may be net short or net long as currently disclosed in the "Large-Capitalization Securities Risk."

          RESPONSE. Each Fund's Underlying Index includes or may include large-capitalization issuers. As a result, it may be necessary for each of the Funds to invest, directly or indirectly, in the securities of large-capitalization issuers to generate the necessary exposure to assist the Fund in meeting its investment objective. We have confirmed with our client that each Fund's exposure to its Underlying Index will always be net long and have revised the "Large-Capitalization Securities Risk" accordingly.

     23. COMMENT. For each of the Event Driven and Distressed Strategies Fund, Alternative Strategies Fund, and Long Short Equity Fund, please explain to the staff whether the Funds are considered actively managed index funds.

          RESPONSE. While each Fund is a traditional unmanaged index fund in that the Fund is not seeking to outperform or generate performance that is opposite the performance of its Underlying Index, each Fund does not seek to achieve its investment objective by replicating the components of the Underlying Index. Rather, the Advisor selects particular derivative or investment company investments that are designed to produce exposure similar to that of the Fund's benchmark or one or more components of its Underlying Index.

     24. COMMENT. For each Fund, under the heading "Performance Information," please conform the disclosure to that required for new funds by Item 4 of Form N-1A.

          RESPONSE. We believe the existing disclosure is consistent with Item 4 of Form N-1A. Because the Funds do not have annual returns for at least one calendar year, they are not required to include the bar chart and table required by (b)(2)(ii) and (iii) and, thus, are not required to include any explanation of how such information illustrates the variability of the Fund's returns.

          "A comparison of the [Event Driven and Distressed Strategies] Fund's performance with that of a broad measure of market performance may give some indication of the risks of an investment in the Fund; however, the Fund is new and, therefore, does not have a performance history. Of

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Ms. Kimberly Browning
July 1, 2010
Page 8


          course, once the Fund has performance, this past performance (before and after taxes) does not necessarily indicate how the Fund will perform in the future.

          Following its completed first quarter of operations, updated performance information will be available on the Fund's website at www.rydex-sgi.com or by calling Rydex|SGI Client Services at 800-820-0888."

     25. COMMENT. For each Fund, please include a "Management" heading prior to the "Investment Adviser" and "Portfolio Managers" headings consistent with Item 5.

          RESPONSE. We have revised each Fund's Summary section accordingly.

     26. COMMENT. For the Alternative Strategies Fund, under the heading "Principal Investment Strategies," please disclose what "alternative strategies" are.

          RESPONSE. While there is no single accepted definition, "alternative strategies" are generally considered to be non-traditional investment strategies or those that involve investment techniques other than long-only investments in traditional asset classes, I.E., stocks and bonds. At the staff's request, we have included disclosure to this effect in the Fund's "Principal Investment Strategies" section.

     27. COMMENT. For the Alternative Strategies Fund, please explain to the staff why the Fund's investments are expected to generate returns and have risks similar to investable hedge fund alternatives.

          RESPONSE. The Alternative Strategies Fund initially expects to invest approximately 80 to 85% of the Fund's net assets in equity futures contracts, approximately 5 to 10% in currency futures contracts, and approximately 10% in exchange-traded funds registered under the Investment Company Act of 1940. The Fund's strategy is based upon hedge fund beta replication research that began in universities in the late 1990s. The Merrill Lynch Research and Factor Model (the "Model") built upon this work.

          The Model seeks to replicate the beta in a highly diversified pool of hedge funds, which could be represented by an index of a broad universe of hedge funds, which is not investable, or by one or more of the large highly diversified fund of hedge funds, which is investable. The beta of such funds can be replicated by a mix of common market exposures.

          The Merrill Lynch research began with 16 distinct factors. By the time the research was complete, that number was narrowed to the most pertinent 6 factors. The correlation to the S&P 500 has been in the .7 to .9 range in the last few years. Equities and high yield also now have a correlation in that range. Thus, the index uses 4 equity-linked factors. Some hedge fund styles also use currency trades; thus, a currency factor is relevant. The final factor is one-month LIBOR. This combination of factors, as weighted by the Model, has generated returns typically between those of the non-investable broad universe and a representative fund of funds, as represented by the fund of funds index. The correlation to these two is above 0.85. Thus, the Model is believed to replicate well the beta portion of the non-investable universe of hedge funds and perform quite similarly to an investable highly diversified fund of funds.

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Ms. Kimberly Browning
July 1, 2010
Page 9


     28. COMMENT. For the Long Short Equity Fund, please revise the disclosure of the Fund's Rule 35d-1 80% investment requirement to include reference to "plus any borrowings for investment purposes."

          RESPONSE. We have revised the disclosure accordingly.

     29. COMMENT. For the Long Short Equity Fund, please disclose in the Fund's "Principal Investment Strategies" section what the "common liquid and investable market factors" referenced in third paragraph of that section are and how the Fund's investments are connected to those factors.

          RESPONSE. We have revised the disclosure accordingly.

     30. COMMENT. Please confirm to the staff whether any of the Funds will use cash proceeds from short sales to purchase securities.

          RESPONSE: We have confirmed with our client that the Event Driven and Distressed Strategies Fund may use cash proceeds from short sales to purchase securities, but that the practice is neither anticipated nor integral to its principal investment strategies. Any such use of short sale proceeds will be in conformity with the Investment Company Act of 1940 and related guidance. We also have included disclosure to this effect in the SAI under "Investment Policies, Techniques, and Risk Factors - Short Sales."

     31. COMMENT. For each Fund, consider deleting the introductory language under "Portfolio Managers" as it is not required by Form N-1A.

          RESPONSE. We have revised the disclosure accordingly.

     32. COMMENT. For the Long Short Interest Rate Strategy Fund, please explain to the staff whether the Fund hopes to generate returns through arbitrage of Treasury prices.

          RESPONSE. We have confirmed with our client, that the Fund will seek to generate returns based, in part, on the realization of arbitrage opportunities in the short-term price deviations of Treasury instruments. The Fund seeks to forecast the value of the short term price movements of U.S. Treasuries by adjusting the duration of the Fund's portfolio accordingly. For example, if Treasury prices are forecast to increase (expects rates/yields to decline), the Advisor positions the Fund's portfolio to have a longer duration, I.E., towards the 10, 20 and 30 year notes and bonds, where the yield is greatest and the decline in yield will cause the greatest price movement. If prices are forecast to decline (yields increase), the Advisor positions the Fund's portfolio duration to be negative (capturing the inverse of the price decline) or short in terms of number of years of duration (to minimize the size of the potential price decline).

     33. COMMENT. Please explain to the staff why the Long Short Treasury Fund's 80% investment requirement is consistent with Rule 35d-1. In particular, please explain what constitutes "treasury-related securities and/or derivatives thereof."

          RESPONSE. Following further discussion, our client has elected to rename the "Long Short Treasury Fund" the "Long Short Interest Rate Strategy Fund." We do not believe that the Fund's


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Ms. Kimberly Browning
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Page 10


          new name is subject to Rule 35d-1 and, thus, have deleted the previously disclosed 80% investment requirement.

     34. COMMENT. For the Long Short Interest Rate Strategy Fund, under the heading "Principal Investment Strategies," please disclose what "neutral" means.

          RESPONSE. We have revised the disclosure to include the following sentence:

          "A neutral portfolio seeks to generate a return that is representative of the return of the overall Treasury market."

     35. COMMENT. Please confirm to the staff whether the Long Short Interest Rate Strategy Fund is indeed non-diversified.

          RESPONSE. The Fund anticipates investing approximately 95% of its net assets in government securities and approximately 5% in futures contracts on government securities. Thus, the Fund will be diversified. We have revised the disclosure accordingly.

     36. COMMENT. Please explain to the staff why "Liquidity Risk" is a principal risk of the Long Short Interesta Rate Strategy Fund.

          RESPONSE. "Liquidity Risk" is not included as a principal risk of the Long Short Interest Rate Strategy Fund, and we have confirmed with our client that it is not a principal risk of the Fund.

     37. COMMENT. For each of the Funds, if high portfolio turnover is integral to the Funds' principal investment strategies, please include disclosure to that effect in each Fund's "Principal Investment Strategies" section.

          RESPONSE. We have revised each Fund's "Principal Investment Strategies" section as applicable.

     38. COMMENT. Under the heading "Fund Benchmarks: Credit Suisse Event Driven Liquid Index," the disclosure references "funds." Insert the word "hedge" before "fund" references in the second paragraph of Credit Suisse Event Driven Liquid Index explanation.

          RESPONSE. We have revised the disclosure accordingly.

     39. COMMENT. Under the heading "Calculating NAV," the disclosure states that the holidays generally observed by the NYSE are listed in the Funds' SAI. Please list these dates in the prospectus. Further, the disclosure states that, "(I)f market prices are unavailable or a Fund thinks that they are unreliable, the Fund prices those securities at fair value as determined in good father using methods approved by the Board of Trustees." Please clarify whether it is the Advisor or the Fund's Board that determines if market prices are unreliable and prices the securities at fair value.

          RESPONSE. We believe our prospectus disclosure concerning the Funds' calculation of NAV in situations where the NYSE closes early is consistent with Form N-1A as the instructions to Item 11(a)(3) state that a Fund may use either "a list of specific days or any other means that effectively communicates the information (E.G., explaining that shares will not be priced on the days on which the New York Stock Exchange is closed for trading)." The existing prospectus disclosure states that the Funds will calculate NAV early only on days when the NYSE closes

Ms. Kimberly Browning
July 1, 2010
Page 11


          early "such as days in advance of holidays generally observed by the NYSE." We believe that latter description is the type of disclosure specifically contemplated by the example provided in the Form N-1A instructions to Items 11(a)(3). However, as requested, we have clarified that it is the Advisor that determines when the market price of a security is unreliable and, pursuant to policies and procedures adopted by the Funds' Board, prices the security at fair value.

     40. COMMENT. Please confirm whether the Advisor uses the notional value of a swap contract to determine the fair value of the swap contract.

          RESPONSE. We have confirmed with our client that the Advisor generally values total return index swap contracts invested in by the Funds by multiplying the number of swap units by the value of the underlying index.

     41. COMMENT. Under the heading "Transaction Cut-Off Times," the disclosure states that the cut-off times for the various communication methods is "Market Close." Please consider revising the disclosure to replace "Market Close" with "4:00 pm or earlier close."

          RESPONSE. We have revised the disclosure accordingly.

     42. COMMENT. Please explain why the Funds' practice of employing "cut-off times," as described in the Prospectus, is permissible under Rule 22c-1 under the Investment Company Act of 1940.

          RESPONSE. The Funds' use of cut-off times is not undertaken in reliance on no-action or exemptive relief. Rather, we believe that the Funds' use of cut-off times is consistent with the purpose of Rule 22c-1.(3)

          The investment objective of each Fund is to track the performance of a specified benchmark. To meet its objective, each Fund seeks to be fully invested in the market (as represented by the underlying index) on a "real time" basis, I.E., to be fully invested at market close each day. To the extent a Fund is not fully invested in the market at the end of a trading day, its performance will not track the performance of the applicable underlying index -- depending on the facts, the Fund's performance will be either higher or lower than that of its underlying index.(4) The transaction cut-off times are designed to provide the Advisor with sufficient time to execute

----------
(3) The SEC has stated that the purpose of adopting Rule 22c-1 was to "eliminate or reduce so far as reasonably practicable any dilution of the value of outstanding redeemable securities of registered investment companies through (i) the sale of such securities at a price below their net asset value or (ii) the redemption or repurchase of such securities at a price above their net asset value." Investment Company Act Release No. 5519 (October 16, 1968).

(4) For example, currently, if the adviser receives $10 million in purchase orders by 3:45 p.m., it would have 15 minutes to process the orders and invest that money in the market. However, absent the Transaction Cut Off, if the adviser receives the same orders after 3:45 p.m., the adviser would likely not have enough time to process the orders and invest the $10 million dollars prior to market close. As a result, the Fund would, at the end of the day, have $10 million of uninvested assets. Should the market rise between 4:00 p.m. and whenever the Fund is able to get all the money invested the next day, the Fund would not be able to track its index.

Ms. Kimberly Browning
July 1, 2010
Page 12


          purchases or sales of portfolio instruments at the 4 p.m. price, so that, consistent with the Funds' investment objectives, the Funds are fully invested at the market close.

          Consistent with the purpose of Rule 22c-1, the transaction cut-off times also assure that each purchasing and redeeming shareholder receives full value for the investment, while protecting existing shareholders against the dilutive effects of purchase orders in a rising market and redemption orders in a falling market.(5) In addition, the Funds and their transfer agent do not "receive" purchase or redemption requests after the cut-off times disclosed in the Prospectus. If a shareholder attempts to call the transfer agent after the cut-off times, but before that day's NAV is calculated, the shareholder would be informed by the transfer agent service representative that the trade is not eligible for the current day's NAV and offered the option of placing the trade for the following day's NAV. Consequently, each purchase and redemption is effected at the current NAV next determined after the Fund or its transfer agent receives the order consistent with Rule 22c-1.

          We believe that the imposition of transaction cut-off times is a reasonable policy that is designed to accommodate the needs of all shareholders, including active investors, without unduly compromising the Funds' ability to pursue their investment objectives or adversely affecting shareholders' interests. The Funds' Advisor derives no direct or indirect benefit from the transaction-cut off times, nor does any other entity related to the Advisor or to the Funds.

          For your reference, we have discussed the Funds' use of cut-off times with the staff on several occasions in the past, including in a meeting with Barry Miller and other SEC staff on April 26, 2001. We also have provided additional information in response to questions from the staff about our client's need for the cut-off times as well as the application of the cut-off times. If you would find it helpful, we would be happy to provide you with this correspondence.

SAI COMMENTS:

     43. COMMENT. Under the heading "Investment Policies, Techniques and Risk Factors" in the Funds' SAI, please distinguish between principal and non-principal investment strategies. In the alternative, please indicate to the staff when Rydex intends to revise its SAIs to distinguish between principal and non-principal investment strategies under the heading "Investment Policies, Techniques and Risk Factors."

          RESPONSE. We have confirmed with our client that it intends to revise certain of its SAIs to distinguish between principal and non-principal investment strategies under the heading "Investment Policies, Techniques and Risk Factors" in connection with the Rydex Series Funds 2010 annual update filing, which will be filed on or about August 1, 2010. Rydex will revise the remaining SAIs in connection with their subsequent respective annual update filings.

----------
(5) In a volatile market, a "late" investor can effectively dilute the interests of existing shareholders. Dilution occurs when the Fund invests in securities, the next day, at a price higher than that used to calculate NAV for a "late" purchase. Similarly, dilution would occur when the Fund sell securities, the next day, at a price lower than that used to calculate NAV for a "late" redemption.

Ms. Kimberly Browning
July 1, 2010
Page 13


     44. COMMENT. Please revise the disclosure regarding the Funds' ability to pledge portfolio securities consistent with prior staff comments.

          RESPONSE. As requested we have replaced the last sentence of the last paragraph under "Borrowing" with the following sentence:

          While the Funds do not anticipate doing so, each Fund is authorized to pledge (I.E., transfer a security interest in) portfolio securities in an amount up to one-third of the value of the Fund's total assets in connection with any borrowing.

     45. COMMENT. Under the headings "Repurchase Agreements" and "Reverse Repurchase Agreements," disclose the maximum percentage of assets that the Funds may invest in repurchase agreements and reverse repurchase agreements.

          RESPONSE. Disclosure has been added explaining that there is no limit on the percentage of Fund assets that may be used in connection with repurchase agreements and reverse repurchase agreements, although the Fund does not expect to engage, under normal circumstances, in reverse repurchase agreements with respect to more than 33 1/3% of its assets.

     46. COMMENT. Under the heading "Special Considerations Regarding the Use of Leveraged Investment Strategies," please disclose what "other forms of leverage" the Funds anticipate using or clarify there are no other forms of leverage.

          RESPONSE. We have clarified the language by deleting the reference to "other forms of leverage."

     47. COMMENT. Under the heading "Fundamental Policies: Fundamental Policy No. 1" or under "Reverse Repurchase Agreements," please disclose the maximum limit for investing in reverse repurchase agreements.

          RESPONSE. We have revised the disclosure under "Reverse Repurchase Agreements" accordingly.

     48. COMMENT. Under the heading "Fundamental Policies: Fundamental Policy No. 2," please disclose the limit applicable to the Funds' ability to lend securities as specified in (iii) of the fundamental policy. In addition, please clarify that the securities subject to lending are the Funds' portfolio securities.

          RESPONSE. As disclosed under "Lending of Portfolio Securities," each Fund may lend its portfolio securities in an amount not exceeding 33 1/3% of the total asset value of the Fund (including loan collateral). The Funds, however, have not adopted this limitation as a fundamental policy, and could, consistent with the Investment Company Act and related SEC guidance and appropriate disclosure, lend their securities beyond the 33 1/3% self-imposed limitation so long as any portfolio securities lent are fully collateralized. To clarify Fundamental Policy No. 2, we will include a footnote to (iii) explaining this latter point.

     49. COMMENT. Under the heading "Fundamental Policies: Fundamental Policy No. 7," please clarify that the Funds will not invest in other investment companies that have an affirmative policy to

Ms. Kimberly Browning
July 1, 2010
Page 14


          concentrate their investments in the securities of one or more issuers conducting their principal business activities in the same industry disclosed in their registration statements.

          RESPONSE. We have included the following footnote to Fundamental Policy No. 7:

          The Fund will not invest 25% or more of the value of its total assets in the shares of one or more investment companies with an affirmative investment policy to invest 25% or more of its assets in the securities of one or more issuers conducting their principal business activities in the same industry, as disclosed in its then-current registration statement.

     50. COMMENT. In the last paragraph under the heading "Non-Fundamental Policies," please reconcile the language regarding borrowings that exceed 5% of a Fund's total assets with the language in Fundamental Policy No. 1 that states that asset coverage is not required where the Fund has borrowed for temporary purposes in amounts not exceeding 5% of its total assets.

          RESPONSE. We believe the language in both sections is consistent with each other and, thus, have not made the requested revisions.

                                       ***

I hereby acknowledge on behalf of Rydex Series Funds (the "Trust") that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact me at 202.739.5684 or John McGuire at 202.739.5654.

Sincerely,

/s/ Laura E. Flores
-----------------------------------
Laura E. Flores

cc:  Amy Lee
     Joanna Haigney
     W. John McGuire
     Ashley Vroman-Lee

Ms. Kimberly Browning
July 1, 2010
Page 15


                                   APPENDIX A

                             FUND FEES AND EXPENSES

EVENT DRIVEN AND DISTRESSED STRATEGIES FUND

FEES AND EXPENSES OF THE FUND - This table describes the fees and expenses that you may pay if you buy and hold A-Class Shares and C-Class Shares of the Fund. You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $100,000 in Rydex Funds. More information about these and other discounts is available from your financial professional and in "Sales Charges" on page 31 of this prospectus and in "A-Class Shares - Initial Sales Charges, Reductions, and Waivers" beginning on page 61 of the Fund's Statement of Additional Information ("SAI").

SHAREHOLDER FEES (FEES PAID DIRECTLY FROM YOUR INVESTMENT)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)         4.75%   None
Maximum Deferred Sales Charge (Load) (as a percentage of initial purchase price or current
   market value, whichever is less)                                                          None    1.00%
Redemption Fee (on shares redeemed within 30 days of purchase) (as a percentage of amount
   redeemed, if applicable)                                                                  1.00%   1.00%

ANNUAL FUND OPERATING EXPENSES
(EXPENSES THAT YOU PAY EACH YEAR AS A PERCENTAGE OF THE VALUE OF YOUR INVESTMENT)
Management Fees                                                                              0.90%   0.90%
Distribution or Shareholder Service (12b-1) Fees                                             0.25%   1.00%
Other Expenses*                                                                              0.87%   0.87%
Total Annual Fund Operating Expenses                                                         2.02%   2.77%
Fee Waiver and/or Expense Reimbursement                                                      0.12%   0.12%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement**         1.90%   2.65%

* "Other Expenses" are based on estimated amounts for the current fiscal year.

** The Advisor has contractually agreed to reduce fees and/or reimburse expenses to the extent necessary to keep net operating expenses for A-Class Shares and C-Class Shares (excluding interest, taxes, brokerage commissions, Acquired Fund Fees and Expenses, and extraordinary expenses ("Excluded Expenses")) from exceeding 1.90% and 2.65%, respectively, of the Fund's A-Class Shares and C-Class Shares average daily net assets until July 31, 2011. The total annual fund operating expenses after fee waiver and/or expense reimbursement includes excluded expenses and, thus, from time to time may be higher than 1.90% and 2.65%, respectively. This Agreement may be terminated: (i) by the Board, for any reason at any time, or (ii) by the Advisor, upon ninety (90) days' prior written notice to the Trust, effective as of the close of the business on the last day of the then-current one-year period.

LONG SHORT EQUITY STRATEGY FUND

FEES AND EXPENSES OF THE FUND - This table describes the fees and expenses that you may pay if you buy and hold A-Class Shares and C-Class Shares of the Fund. You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $100,000 in Rydex Funds.

Ms. Kimberly Browning
July 1, 2010
Page 16


More information about these and other discounts is available from your financial professional and in the "Sales Charges" on page 31 of this prospectus and in "A-Class Shares - Initial Sales Charges, Reductions, and Waivers" beginning on page 61 of the Fund's Statement of Additional Information ("SAI").

SHAREHOLDER FEES (FEES PAID DIRECTLY FROM YOUR INVESTMENT)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)         4.75%  None
Maximum Deferred Sales Charge (Load) (as a percentage of initial purchase price or current
   market value, whichever is less)                                                          None   1.00%
Redemption Fee (on shares redeemed within 30 days of purchase) (as a percentage of amount
   redeemed, if applicable)                                                                  1.00%  1.00%

ANNUAL FUND OPERATING EXPENSES
(EXPENSES THAT YOU PAY EACH YEAR AS A PERCENTAGE OF THE VALUE OF YOUR INVESTMENT)
Management Fees                                                                              0.90%  0.90%
Distribution or Shareholder Service (12b-1) Fees                                             0.25%  1.00%
Total Other Expenses*                                                                        0.88%  0.88%
   Short Dividend Expense                                                                    0.01%  0.01%
   Other Expenses                                                                            0.87%  0.87%
Total Annual Fund Operating Expenses                                                         2.03%  2.78%
Fee Waiver and/or Expense Reimbursement                                                      0.13%  0.13%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement**         1.90%  2.65%

* "Total Other Expenses" are based on estimated amounts for the current fiscal year.

** The Advisor has contractually agreed to reduce fees and/or reimburse expenses to the extent necessary to keep net operating expenses for A-Class Shares and C-Class Shares (excluding interest, taxes, brokerage commissions, Acquired Fund Fees and Expenses, and extraordinary expenses ("Excluded Expenses")) from exceeding 1.90% and 2.65%, respectively, of the Fund's A-Class Shares and C-Class Shares average daily net assets until July 31, 2011. The total annual fund operating expenses after fee waiver and/or expense reimbursement includes excluded expenses and, thus, from time to time may be higher than 1.90% and 2.65%, respectively. This Agreement may be terminated: (i) by the Board, for any reason at any time, or (ii) by the Advisor, upon ninety (90) days' prior written notice to the Trust, effective as of the close of the business on the last day of the then-current one-year period.

ALTERNATIVE STRATEGIES FUND

FEES AND EXPENSES OF THE FUND - This table describes the fees and expenses that you may pay if you buy and hold A-Class Shares and C-Class Shares of the Fund. You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $100,000 in Rydex Funds. More information about these and other discounts is available from your financial professional and in "Sales Charges" on page 31 of this prospectus and in the "A-Class Shares - Initial Sales Charges, Reductions, and Waivers" beginning on page 61 of the Fund's Statement of Additional Information ("SAI").

Ms. Kimberly Browning
July 1, 2010
Page 17


SHAREHOLDER FEES (FEES PAID DIRECTLY FROM YOUR INVESTMENT)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)         4.75%  None
Maximum Deferred Sales Charge (Load) (as a percentage of initial purchase price or current
   market value, whichever is less)                                                          None   1.00%
Redemption Fee (on shares redeemed within 30 days of purchase) (as a percentage of amount
   redeemed, if applicable)                                                                  1.00%  1.00%

ANNUAL FUND OPERATING EXPENSES
(EXPENSES THAT YOU PAY EACH YEAR AS A PERCENTAGE OF THE VALUE OF YOUR INVESTMENT)
Management Fees                                                                              0.90%  0.90%
Distribution or Shareholder Service (12b-1) Fees                                             0.25%  1.00%
Total Other Expenses*                                                                        0.93%  0.93%
   Short Dividend Expense                                                                    0.01%  0.01%
   Other Expenses                                                                            0.92%  0.92%
Acquired Fund Fees and Expenses**                                                            0.01%  0.01%
Total Annual Fund Operating Expenses                                                         2.09%  2.84%
Fee Waiver and/or Expense Reimbursement***                                                   0.19%  0.19%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement           1.90%  2.65%

* "Total Other Expenses" are based on estimated amounts for the current fiscal year.

** "Acquired Fund Fees and Expenses" are based on estimated amounts for the current fiscal year. As a shareholder in certain funds (the "Acquired Funds"), each Fund may indirectly bear its proportionate share of the fees and expenses of the Acquired Funds. "Acquired Fund Fees and Expenses" are based upon (i) the approximate allocation of the Fund's assets among the Acquired Funds and the (ii) net expenses (excluding interest, taxes and extraordinary expenses) of the Acquired Funds during their most recently completed fiscal year. "Acquired Fund Fees and Expenses" will vary with changes in the expenses of the Acquired Funds, as well as allocation of the Fund's assets, and may be higher or lower than those shown.

*** The Advisor has contractually agreed to reduce fees and/or reimburse expenses to the extent necessary to keep net operating expenses for A-Class Shares and C-class Shares (excluding interest, taxes, brokerage commissions, Acquired Fund Fees and Expenses, and extraordinary expenses ("Excluded Expenses")) from exceeding 1.90% and 2.65%, respectively, of the Fund's A-Class Shares and C-Class Shares average daily net assets until July 31, 2011. The total annual fund operating expenses after fee waiver and/or expense reimbursement includes excluded expenses and, thus, from time to time may be higher than 1.90% and 2.65%, respectively. This Agreement may be terminated: (i) by the Board, for any reason at any time, or (ii) by the Advisor, upon ninety (90) days' prior written notice to the Trust, effective as of the close of the business on the last day of the then-current one-year period.

LONG SHORT INTEREST RATE STRATEGY FUND

FEES AND EXPENSES OF THE FUND - This table describes the fees and expenses that you may pay if you buy and hold A-Class Shares and C-Class Shares of the Fund. You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $100,000 in Rydex Funds. More information about these and other discounts is available from your financial professional and in "Sales Charges" on page 31 of this prospectus and in "A-Class Shares - Initial Sales Charges, Reductions, and Waivers" beginning on page 61 of the Fund's Statement of Additional Information ("SAI").

Ms. Kimberly Browning
July 1, 2010
Page 18


SHAREHOLDER FEES (FEES PAID DIRECTLY FROM YOUR INVESTMENT)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)         4.75%  None
Maximum Deferred Sales Charge (Load) (as a percentage of initial purchase price or current
   market value, whichever is less)                                                          None   1.00%
Redemption Fee (on shares redeemed within 30 days of purchase) (as a percentage of amount
   redeemed, if applicable)                                                                  1.00%  1.00%

ANNUAL FUND OPERATING EXPENSES
(EXPENSES THAT YOU PAY EACH YEAR AS A PERCENTAGE OF THE VALUE OF YOUR INVESTMENT)
Management Fees                                                                              0.75%  0.75%
Distribution or Shareholder Service (12b-1) Fees                                             0.25%  1.00%
Other Expenses*                                                                              0.52%  0.52%
Total Annual Fund Operating Expenses                                                         1.52%  2.27%

* "Other Expenses" are based on estimated amounts for the current fiscal year.